U.S. SECURITIES AND EXCHANGE COMMISSION

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or

            Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person (1)

   Kikis        Thomas       P.
   (Last)       (First)      (Middle)

   c/o Command Security Co.
   Lexington Park, Route 55
   (Street)

   Lagrangeville,   NY         12540
   (City)           (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Command Security Corporation     (CMMD)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   11/2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   _X_(2) Director                     _____ 10% Owner
   ______ Officer (give title below)   _____ Other (specify below)

Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned

1. Title of Security (Instr. 3)

   Common

2. Transaction Date

   (11/13/00)

3. Transaction Code
   (Instr. 8)
   Code

         S

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)        Price

   427,800 (3)       D             $2.20


5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

   0

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

 1. Title Derivative Security (Instr. 3)

    Conv. Preferred

 2. Conversion or Exercise Price Of Derivative Security

    n/a

 3. Transaction Date M/D/Y

    11/13/00

 4. Transaction Code (Inst. 8)

         S (4)

 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

    299,291 (5) D

 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercised     Expiration Date

    Immed. (6)         none

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares

 8. Price of Derivative Security (Instr. 5)

 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    0

10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)

11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:

(1) This form is also filed by Kikis Asset Management Corporation and Arcadia Securities, LLC.
(2) Mr. Kikis resigned his directorship of Issuer on November 13, 2000.
(3) Includes shares over which Thomas Kikis has discretionary authority.
Mr. Kikis disclaims beneficial ownership of all but 90,000 shares of Common Stock. Excludes 233,000 shares of Common Stock owned by Peter Kikis.
(4) All shares of Preferred Stock were sold for $2.20 per share of Common Stock into which each share of Preferred Stock was convertible.
(5) Includes shares over which Thomas Kikis has discretionary authority.
Mr. Kikis disclaims beneficial ownership of all but 54,416 shares of Common Stock issuable on the conversion of the Company's Series A Convertible Preferred Stock. Excludes 300,000 shares underlying currently exercisable warrants and 108,879 shares underlying the Company's Series A Convertible Preferred Stock owned by Peter Kikis.
(6) Exercisable in this context means convertible to Common Stock.

/s/ Thomas P. Kikis                       December 1, 2000
-------------------------------           ------------------
**Signature of Reporting Person           Date

** Intentional misstatements or omissions of fact constitute Federal criminal violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.